Exhibit 97.1
LIVEPERSON, INC.
AMENDED & RESTATED OMNIBUS CLAWBACK POLICY

1.Purpose. The Board of Directors (the “Board”) of LivePerson, Inc. (the “Company”) believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. The Board has therefore adopted this policy which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws (the “Policy”).
2.Definitions.
a.“Accounting Restatement Date” means the earlier to occur of (i) the date on which the Board, or the officers of the Company authorized to take action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement and (ii) the date on which any court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement, in either case, regardless of whether or when the restated financial statements are filed with the SEC.
b.“Clawback Period” means the three completed fiscal years immediately preceding the Accounting Restatement Date as well as any transition period that results from a change in the Company’s fiscal year within or immediately following those three completed fiscal years; provided, that a transition period lasting nine months or longer will count as a completed fiscal year for purposes determining the Clawback Period.
c.“Covered Executives” means the Company’s president, chief executive officer, principal financial officer, and principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer of the Company who performs a policy-making function, and any other person who performs similar policy-making functions for the Company. An executive officer of the Company’s parent(s) or subsidiaries is deemed to be a Covered Executive if the executive officer performs policy-making functions for the Company. For purposes of this definition, policy-making functions are not intended to include policy-making functions that are not significant, and identification of a Covered Executive for purposes of this definition would include the minimum executive officers identified pursuant to Item 401(b) of Regulation S-K.
d.“Financial Reporting Measures” means any measures that are determined and presented in accordance with the accounting principles used in the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the SEC to be considered a Financial Reporting Measure.
e.“Incentive-Based Compensation” means any compensation (in any form, including without limitation cash or equity) that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

f.“Received” means, with respect to Incentive-Based Compensation, actual or deemed receipt of such compensation, and Incentive-Based Compensation will be deemed Received by a Covered Executive in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period. For the avoidance of doubt, Incentive-Based Compensation that is subject to deferral pursuant to a deferred compensation plan of the Company will be deemed Received by the Covered Executive for purposes of this Policy as of the date of deferral.
g.“SEC” means that U.S. Securities and Exchange Commission.
h.“Stock Exchange” means The Nasdaq Stock Market.
3.Administration. This Policy shall be administered by the Board or, if so designated by the Board, the Compensation Committee of the Board (the “Committee”), in which case references herein to the Board shall be deemed references to the Committee. Any determinations made by the Board shall be final and binding on all affected individuals. The Board may consult with the Audit Committee of the Board in evaluating any determinations made pursuant to this Policy. Any action or inaction by the Committee with respect to a Covered Executive (as defined below) under this Policy in no way limits the Committee’s actions or decisions not to act with respect to any other Covered Executive under this Policy or under any similar policy, agreement, or arrangement, nor will any such action or inaction serve as a waiver of any rights that the Company may have against any Covered Executive, other than as set forth in this Policy. The Committee may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy, other than with respect to any recovery under this Policy involving such officer or employee.
4.Scope of Application. This Policy applies to Incentive-Based Compensation Received by a Covered Executive on or after the Effective Date and during any applicable Clawback Period if (a) such Incentive-Based Compensation was Received by the Covered Executive after beginning service as a Covered Executive, (b) the Covered Executive served as a Covered Executive at any time during the performance period for such Incentive-Based Compensation, and (c) the Incentive-Based Compensation was Received by the Covered Executive while the Company had a class of securities listed on a national securities exchange or a national securities association
5.Recoupment; Accounting Restatement. In the event the Board determines that the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the federal securities laws, including any required restatement to correct an error in the Company’s previously issued financial statements (i) that is material to the previously issued financial statements (i.e., a “Big R” restatement), or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (i.e., a “little r” restatement) (“Accounting Restatement”), the Company must recover (and each Covered Executive must repay), reasonably promptly, reimbursement or forfeiture of any excess Incentive-Based Compensation Received by any Covered Executive during the Clawback Period, except as provided in Section 8 of this Policy. The Company may recover excess Incentive-Based Compensation in any manner set forth in Section 7 of this Policy.
6.Excess Incentive-Based Compensation: Amount Subject to Recovery. The amount to be recovered pursuant to this Policy will be the excess of the Incentive-Based Compensation paid to the Covered Executive based on the erroneous data over the Incentive-Based Compensation that would have been paid to the Covered Executive had it been based on the restated results in the Accounting Restatement, as determined by the Board based on all applicable facts and circumstances (including, without limitation, as the time value of money, the gross amount of dividends or other distributions

Received by the Covered Executive in respect of the Incentive-Based Compensation, and any gain realized by the Covered Executive upon the subsequent disposition of any property Received in connection with any Incentive-Based Compensation); provided, that (i) the amount to be recovered must be computed without regard to any taxes paid by such Covered Executive, and (ii) for Incentive-Based Compensation Received by a Covered Executive based on stock price or total shareholder return, where the amount of erroneously awarded Incentive-Based Compensation is not subject to mathematical recalculation directly from the information in the Accounting Restatement, (A) the amount of Incentive-Based Compensation to be recovered under this Section 8 must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received, and (B) the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to The Nasdaq Stock Market.
7.Method of Recoupment. The Board will determine, in its sole discretion, the timing and method for recouping Incentive-Based Compensation hereunder which may include, without limitation:
a.requiring reimbursement of cash Incentive-Based Compensation previously paid;
b.seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards;
c.offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive;
d.cancelling outstanding vested or unvested equity awards; and/or
e.taking any other remedial and recovery action permitted by law, as determined by the Board.
8.Clawback Requirement; Impracticability. If the Company is required to prepare an Accounting Restatement, the Company must recover (and each Covered Executive must repay), reasonably promptly, each Covered Executive’s erroneously awarded Incentive-Based Compensation, except as provided in the remainder of this section. The Committee or, if the determination is made by the Board, a majority of the independent directors serving on the Board, shall not seek to recover any excess Incentive-Based Compensation in accordance with this Policy if the Board determines that such recovery would be impracticable and that one or more of the following applies:
a.the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount of excess Incentive-Based Compensation; provided, that before concluding that it would be impracticable to recover any excess Incentive-Based Compensation based on expense of enforcement, the Company must (i) make a reasonable attempt to recover such excess Incentive-Based Compensation, (ii) document such reasonable attempt to recover, and (iii) provide that documentation to the Stock Exchange;
b.recovery would violate home country law where that law was adopted prior to November 28, 2022; provided, that before concluding that it would be impracticable to recoup compensation based on violation of home country law, the Company must (i) obtain an opinion of home country counsel, acceptable to the Stock Exchange, that recovery would result in such a violation and (ii) provide such opinion to the Stock Exchange; or
c.recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) of the Code or Section 411(a) of the Code.

9.Required Disclosures. The Company will file all disclosures with respect to this Policy in accordance with the requirements of the federal securities laws, including any disclosures required by the SEC.
10.No Indemnification. Notwithstanding the terms of any indemnification arrangement or insurance policy or contract with, or for the benefit of, any Covered Executive, the Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded or recovered or forfeited Incentive-Based Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Executive to fund potential clawback obligations under this Policy, or against the requirement to reimburse the Company hereunder for expenses incurred by the Company in recovering compensation.
11.Interpretation. The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with any applicable rules or standards adopted by the Securities and Exchange Commission or any national securities exchange on which the Company’s securities are listed (the “Applicable Rules”). To the extent the Applicable Rules require recovery of Incentive-Based Compensation in additional circumstances besides those specified in this Policy, nothing in this Policy shall be deemed to limit or restrict the right or obligation of the Company to recover Incentive-Based Compensation to the fullest extent required by the Applicable Rules.
12.Effective Date. This Policy was adopted by the Board on November 29, 2023 and shall be effective as of October 2, 2023 (the “Effective Date”). The terms and conditions of this Policy will apply to Incentive-Based Compensation that is Received by any Covered Executive on or after the Effective Date, even if such Incentive-Based Compensation was approved, awarded, or granted to the Covered Executive prior to the Effective Date.
13.Amendment; Termination. The Board may amend this Policy from time to time in its discretion and shall amend this Policy to comply with any rules or standards adopted by a national securities exchange on which the Company’s securities are listed. The Board may suspend, discontinue or terminate this Policy at any time.
14.Other Recoupment Rights. The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.
15.Successors. This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

ACKNOWLEDGMENT AND ACCEPTANCE OF TERMS AND CONDITIONS OF
AMENDED & RESTATED LIVEPERSON, INC.’S OMNIBUS CLAWBACK POLICY

I understand and agree the terms and conditions of this Policy will apply to any of my outstanding awards at any point in time, including those granted prior to the adoption of this Policy and any awards I may be granted in the future under any of the Company’s plans, including without limitation and for the avoidance of doubt, any awards granted under the Company’s 2019 Stock Incentive Plan.

I acknowledge that revisions to the Policy may occur. All such changes will generally be communicated through official notices, and I understand that revised information may supersede, modify, or eliminate existing policies. Only the Board has the ability to adopt any revisions to the Policy.

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Signature of Employee                                     Date

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Employee's Name - Printed